Mail Stop 6010

May 22, 2007

Via U.S. Mail and Fax (760)734-3536

Vickie Capps
Executive Vice President, Chief Financial Officer and Treasurer
DJO Incorporated
1430 Decision Street
Vista, California 92081

> **Re:** **DJO Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-16757**

Dear Ms. Capps:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of operations, page 53

1.   Please revise your discussion in future filings to explain in further detail, quantitatively and qualitatively, the specific reasons for the significant changes. We notice that you had significant business acquisitions that greatly affected your revenues and expenses, but you do not discuss the effects of these acquisitions on the year over year changes. Similarly, you discuss various factors that led to the increases in your revenues for your rehabilitation and regeneration segments. Yet you do not quantify how much of the change was due to these specific factors.

Financial Statements

Note 3. Acquisitions, page 78

2.   We note the disclosure on page 80 that the fair values of the assets and liabilities acquired as part of the Aircast acquisition were valued by an independent valuation firm. Please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement.

3.   Please tell us and revise in future filings how you measured the fair value of the identifiable intangible assets acquired in the Aircast acquisition. Describe the methodology and significant assumptions used and describe the objective bases for those assumptions. Also, describe how you assessed the estimated useful lives of these intangibles, particularly those of twenty years.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief